UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 22, 2013
(correcting order dated November 14, 2013)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Intrexon Corporation

File No. 001-36042 - CF#30209

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Intrexon Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on October 1, 2013.

Based on representations by Intrexon Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 10.1   through October 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Elizabeth M. Murphy
      Secretary